Exhibit 99.1

PRESS RELEASE

All amounts in Canadian dollars

BROOKFIELD INFRASTRUCTURE TO ISSUE
$200,000,000 OF PREFERRED UNITS

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

Brookfield, News, September 5, 2018 — Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that it has agreed to issue 8,000,000 Cumulative Class A Preferred Limited Partnership Units, Series 11 (“Series 11 Preferred Units”) on a bought deal basis to a syndicate of underwriters led by Scotiabank, BMO Capital Markets, CIBC Capital Markets, RBC Capital Markets, and TD Securities Inc. The Series 11 Preferred Units will be issued at a price of $25.00 per unit, for gross proceeds of $200,000,000. Holders of the Series 11 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.10% annually for the initial period ending December 31, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 2.92%, and (ii) 5.10%. The Series 11 Preferred Units are redeemable on or after December 31, 2023.

Holders of the Series 11 Preferred Units will have the right, at their option, to reclassify their Series 11 Preferred Units into Cumulative Class A Preferred Limited Partnership Units, Series 12 (“Series 12 Preferred Units”), subject to certain conditions, on December 31, 2023 and on December 31 every five years thereafter. Holders of Series 12 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 2.92%.

Brookfield Infrastructure has granted the underwriters an option, exercisable until 48 hours prior to closing, to purchase up to an additional 2,000,000 Series 11 Preferred Units which, if exercised, would increase the gross offering size to $250,000,000.

The Series 11 Preferred Units will be offered in all provinces and territories of Canada by way of a supplement to Brookfield Infrastructure’s existing short form base shelf prospectus.

Brookfield Infrastructure intends to use the net proceeds of the issue of the Series 11 Preferred Units to fund an active pipeline of new investment opportunities and a growing backlog of committed organic growth capital expenditure projects, and for general working capital purposes. The offering of Series 11 Preferred Units is expected to close on or about September 12, 2018.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $285 billion of assets under management. For more information, go to www.brookfield.com

For more information, please visit our website at www.brookfield.com/infrastructure or contact:

Media:	Investors:
Claire Holland	Rene Lubianski
Vice President, Communications	Senior Vice President, Corporate Development
Tel: (416) 369-8236	Tel: (416) 956-5196
Email: claire.holland@brookfield.com	Email: rene.lubianski@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words, “will”, “would”, “intends”, “expected” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the terms, use of proceeds and closing of the offering. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.